Filed by SeaSpine Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: SeaSpine Holdings Corporation

Subject Company: SeaSpine Holdings Corporation

SEC File No.: 001-36905

Date: November 17, 2022

The following document was issued to employees of Orthofix Medical Inc. (“Orthofix”) and SeaSpine Holdings Corporation (“SeaSpine”) on November 17, 2022.

November 17, 2022

We are pleased to announce the future Executive Leadership Team (ELT) and operating structure that will lead our new larger organization into the future upon completion of the merger. We have worked together to define the Executive Leadership Team and the operating model of our organization in support of our long-term strategic objectives. ELT candidates were selected based not only on their individual merit but also with consideration for the overall composition of the executive team. It was critical to appoint leaders from both legacy organizations to bring forth the best of both worlds.

The new Executive Leadership Team includes:

•	Suzanne Armstrong, Senior Vice President, Global Human Resources

•	John Bostjancic, Chief Financial Officer

•	Roberto Donadello, Senior Vice President, Global Operations

•	Kim Elting, President, Global Orthopedics

•	Ehab Esmail, Senior Vice President, Global Quality, Regulatory and Clinical Affairs

•	Kevin Kenny, President, Global Spine

•	Patrick Keran, Chief Legal Officer

•	Tyler Lipschultz, President, Global Biologics

•	Beau Standish, President, Global Enabling Technologies

•	Chief Compliance Officer (position currently open) to be named at a later date

The organization will be structured as four business units: Spine, Biologics, Enabling Technologies, and Orthopedics.

•	Spine: The Spine business unit led by Kevin Kenny will encompass Product Development, Marketing, Medical Education, Sales and Order to Cash for Spinal Implants and Bone Growth Therapies.

•

Biologics: The Biologics business will be comprised of Product Development, Marketing, Medical Education and Irvine based Manufacturing and Quality reporting to Tyler Lipschultz. The Biologics Sales, and Order to Cash teams will report to Kevin Kenny.

•

Enabling Technologies: This business comprised of the FLASH™ Navigation System with 7D Technology and future differentiated technologies will be led by Beau Standish. This team will be comprised of Product Development, Marketing, Medical Education, Sales and Customer Service.

•

Orthopedics: The Orthopedics business unit under the leadership of Kim Elting will continue to build upon its 42-year legacy of bringing specialized orthopedic solutions to the market. The team will be comprised of Product Development, Marketing, Medical Education and Sales.

•	Customer Service and Sales Operations: The Customer Service and Sales Operations teams will remain under their current reporting structure until a long-term strategy is developed.

Looking ahead, there are numerous details to be worked out as part of the integration planning. We know you are eager to know who will be a part of the next level of leadership but there is still much work to be done to align our organizations as we harmonize our processes and systems. Leadership teams are continuing to work together to shape the organization to determine what is best to drive the combined company’s success and ensure we are competitive. This work is ongoing and we will keep you informed as the integration progresses. For now, please focus on the great work you do and help us finish the year strong.

We would like to close by saying that we are both very excited about our bright future ahead. Our new Executive Leadership Team brings the experience and strategic vision to drive our business to new heights. Each of our leaders has shared their enthusiasm for what lies ahead, and we are confident our combined businesses will be Stronger Together!

Sincerely,

Keith Valentine

President and CEO

SeaSpine

Jon Serbousek

President and CEO

Orthofix Medical Inc.

We will be issuing a press release Friday morning announcing the Chief Finance Officer position. This announcement may lead to increased interest from the media, investors and analysts. Consistent with usual policies, Orthofix employees should direct media inquiries to Denise Landry, Vice President Corporate Communications at DeniseLandry@Orthofix.com, and investor and analyst inquiries to Alexa Huerta, Senior Director of Investor Relations at AlexaHuerta@Orthofix.com. SeaSpine employees should direct media inquiries to LeAnn Burton, Senior Director of Marketing Services, and investor and analyst inquiries to John Bostjancic, Chief Financial and Operations Officer.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Orthofix has filed with the SEC a registration statement on Form S-4, which includes a preliminary prospectus of Orthofix and a preliminary joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.